Exhibit 12.1

First Security Group Inc., and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31,
Excluding interest on deposits	2013	2012	2011	2010	2009
	(dollar amounts in thousands)

Loss before income tax provision	$(12,972)	$(36,799)	$(22,669)	$(34,663)	(41,707)
Fixed charges	70	396	444	481	522
Earnings	$(12,902)	$(36,403)	$(22,225)	$(34,182)	(41,185)

Fixed charges	$70	$396	$444	$481	$522
Preferred dividend requirements	1,381	2,078	2,053	2,029	1,954
Fixed charges and dividend requirements	$1,451	$2,474	2,497	$2,510	$2,476

Ratio of earnings to fixed charges	nm1	nm1	nm1	nm1	nm1
Ratio of earnings to fixed charges and preferred dividends	nm1	nm1	nm1	nm1	nm1

nm1 - Not meaningful. For all periods shown, earnings were insufficient to cover fixed charges.

	Year Ended December 31,
Including interest on deposits	2013	2012	2011	2010	2009
	(dollar amounts in thousands)

Loss before income tax provision	$(12,972)	$(36,799)	$(22,669)	$(34,663)	$(41,707)
Fixed charges	8,544	12,730	15,005	20,235	21,798
Earnings	$(4,428)	$(24,069)	$(7,664)	$(14,428)	$(19,909)

Fixed charges	$8,544	$12,730	$15,005	$20,235	$21,798
Preferred dividend requirements	1,381	2,078	2,053	2,029	1,954
Fixed charges and dividend requirements	$9,925	$14,808	$17,058	$22,264	$23,752

Ratio of earnings to fixed charges	nm1	nm1	nm1	nm1	nm1
Ratio of earnings to fixed charges and preferred dividends	nm1	nm1	nm1	nm1	nm1

nm1 - Not meaningful. For all periods shown, earnings were insufficient to cover fixed charges.